EXHIBIT 99.1

Transparency notifications pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notifications
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - January 12, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received transparency notifications pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notifications

It concerns the following four notifications:

  On January 8, 2018, TiGenix received a transparency notification from Philippe ODDO, following the acquisition of voting securities or voting rights on January 5, 2018, after which Philippe ODDO (through its subsidiary ODDO BHF ASSET MANAGEMENT SAS) holds 8,723,784 voting rights in TiGenix (3.18% of the total number of voting rights). As a result the 3% threshold was crossed.

  On January 10, 2018, TiGenix received a transparency notification from Melqart Asset Management LP, following the acquisition of financial instruments that are treated as voting securities on January 5, 2018, after which Melqart Asset Management LP (through its subsidiary Melqart Asset Management (UK) Ltd) holds 12,870,000 voting rights in TiGenix that may be acquired if the instrument is exercised (4.69% of the total number of voting rights). As a result the 3% threshold was crossed.

  On January 10, 2018, TiGenix received a joint transparency notification from Takeda Pharmaceutical Company Limited and Grifols, S.A., following the conclusion of an agreement to act in concert on January 5, 2018, after which Takeda Pharmaceutical Company Limited and Grifols, S.A. (through their respective subsidiaries Takeda Pharmaceuticals International AG and Gri-Cel, S.A. and Grifols Worldwide Operations Ltd) jointly hold 51,079,756 voting rights in TiGenix (18.62% of the total number of voting rights). As a result the 15% threshold was crossed.

  On January 10, 2018, TiGenix received a transparency notification from JPMorgan Chase & Co., following the acquisition of voting securities or voting rights on January 5, 2018, after which JPMorgan Chase & Co. (through its subsidiary J.P. Morgan Securities LLC) holds 9,201,927 voting rights in TiGenix (3.35% of the total number of voting rights). As a result the 3% threshold was crossed.

1. Content of the notification by Philippe ODDO

Date of the notification: January 8, 2018.

Reason of the notification: acquisition of voting securities or voting rights.

Person subject to the notification requirement: Philippe ODDO (with address at 12 Bld de la Madeleine 75 009 Paris, France), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 5, 2018.

Threshold that was crossed: 3%.

Denominator: 274,287,190.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  Philippe ODDO held 0 voting securities;
  FINANCIERE IDAT SAS held 0 voting securities;
  ODDO BHF SCA held 0 voting securities; and
  ODDO BHF ASSET MANAGEMENT SAS held 8,723,784 voting securities (3.18% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: ODDO BHF ASSET MANAGEMENT SAS is 100% held by ODDO BHF SCA but is independent and the notification relates to positions held by funds managed by them. Philippe ODDO has the control via Financière IDAT SAS (full ownership of 50.0004% and usufruct of 49.9996%), which holds directly and indirectly 56.04% of ODDO BHF SCA, which holds 100% of ODDO BHF ASSET MANAGEMENT SAS.

Additional information: ODDO et CIE changed its corporate name to ODDO BHF SCA and ODDO MERITEN ASSET MANAGEMENT SAS changed its corporate name to ODDO BHF ASSET MANAGEMENT SAS.

***

2. Content of the notification by Melqart Asset Management LP

Date of the notification: January 9, 2018.

Reason of the notification: acquisition of financial instruments that are treated as voting securities.

Person subject to the notification requirement: Melqart Asset Management LP c/o Melqart Asset Management (UK) Ltd (with address at PO Box 309, Ugland House, Grand Cayman, KY1-1104), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 5, 2018.

Threshold that was crossed: 3%.

Denominator: 274,287,190.

Details of the notification: following the acquisition of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Melqart Asset Management LP held 0 voting securities,

and the number of equivalent financial instruments was as follows:

  Melqart Asset Management (UK) Ltd held 12,870,000 voting rights that may be acquired if the instrument is exercised (4.69% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Melqart Asset Management (UK) Ltd is controlled by Melqart Asset Management LP.

Additional information: Melqart Asset Management (UK) Ltd is the investment manager of Melqart Opportunities Master Fund Ltd. Melqart Asset Management (UK) Ltd is a management company that can exercise the voting rights at its own discretion without specific instructions.

***

3. Content of the joint notification by Takeda Pharmaceutical Company Limited and Grifols, S.A.

Date of the notification: January 9, 2018.

Reason of the notification: Conclusion of an agreement to act in concert.

Person subject to the notification requirement: Takeda Pharmaceutical Company Limited (with address at 1-1, Doshomachi 4-chome, Chuo-Ku Osaka, 541-8645 Japan), who is a parent undertaking/controlling person and who is acting in concert with Grifols, S.A. (with address at Avenida de la Generalitat 152, 08174 Sant cuget del Valiès, Barcelona, Spain), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 5, 2018.

Threshold that was crossed: 15%.

Denominator: 274,287,190.

Details of the notification: following the conclusion of an agreement to act in concert, the number of voting rights was as follows:

  Takeda Pharmaceutical Company Limited held 0 voting securities;
  Takeda Pharmaceuticals International AG held 11,651,778 voting securities (4.25% of the total number of voting rights);
  Grifols, S.A. held 0 voting securities;
  Gri-Cel, S.A. held 32,238,178 voting securities (11.75% of the total number of voting rights); and
  Grifols Worldwide Operations Ltd held 7,189,800 voting securities (2.62% of the total number of voting rights).

Total: 51,079,756 voting rights (18.62% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: 1. Takeda Pharmaceuticals International AG is controlled by Takeda Pharma A/S, which is controlled by Takeda A/S, which is controlled by Takeda Pharmaceutical Company Limited and by Takeda Europe Holdings B.V., which is controlled by Takeda Pharmaceutical Company Limited. 2. Gri-Cel, S.A. is controlled by Instituto Grifols, S.A., which is controlled by Grifols, S.A. 3. Grifols Worldwide Operations Ltd is controlled by Grifols, S.A.

***

4. Content of the notification by JPMorgan Chase & Co

Date of the notification: January 10, 2018.

Reason of the notification: acquisition of voting securities or voting rights.

Person subject to the notification requirement: JPMorgan Chase & Co. (with address at c/o CT Corporation, 1209 Orange Street, Wilmington, DE19801, USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: January 5, 2018.

Threshold that was crossed: 3%.

Denominator: 274,287,190.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  JPMorgan Chase & Co held 0 voting securities; and
  J.P. Morgan Securities LLC held 9,201,927 voting securities (3.35% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: J.P. Morgan Securities LLC is controlled (100%) by J.P. Morgan Broker - Dealer Holdings Inc., which is controlled (100%) by JPMorgan Chase Holdings LLC, which is controlled (100%) by JPMorgan Chase & Co.

Additional information: this position refers to third party shares where rights of use are being held.

This press release and the above-mentioned transparency notification can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases/

  notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.